UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59851/ April 30, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13426

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
CHILDROBICS, INC.,	:	REVOKING REGISTRATIONS BY
CHURCHILL TECHNOLOGY, INC.,	:	DEFAULT AS TO CHILDROBICS, INC.,
COMPLETE MANAGEMENT, INC.,	:	CHURCHILL TECHNOLOGY, INC.,
GLOBAL INTELLICOM, INC.,	:	GLOBAL INTELLICOM, INC., TENNEY
TENNEY ENGINEERING, INC., and	:	ENGINEERING, INC., AND THE SCORE
THE SCORE BOARD, INC.	:	BOARD, INC.

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on April 2, 2009, alleging that the six Respondents failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13, by failing to file required periodic reports with the Commission for extended time periods. On April 2, 2009, the Division of Enforcement (Division) informed Respondents that its public files were available for inspection and copying. Service of the OIP on all Respondents was accomplished by April 3, 2009.[1] On April 30, 2009, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Complete Management, Inc. Childrobics, Inc., Admin. Proc. 3-13426, Exchange Act Rel. No. 59847.

No Respondent has filed an Answer within ten days after service of the Order, appeared at the telephonic prehearing conference on April 28, 2009, or otherwise defended the proceeding. Accordingly, I find the Respondents, with the exception of Complete Management, Inc., to be in

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[1] In an Order issued April 22, 2009, I questioned why service on Churchill Technology, Inc. (CHUR), was not to the address shown in the most recent filing on the publicly available EDGAR database (EDGAR). I have since become aware that CHUR was served by April 3, 2009, at the address on a more recent filing available on the non-public version of EDGAR. See 17 C.F.R. § 201.141(a)(2)(ii).

default, and that the allegations in the OIP are true as to them. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Childrobics, Inc. (CDRB), Central Index Key (CIK) No. 921685, is an inactive New York corporation located in Hauppauge, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CDRB is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1997, which reported a net loss of $2,448,470 for the prior six months. On November 18, 1997, an involuntary Chapter 7 petition was filed against CDRB in the U.S. Bankruptcy Court for the Eastern District of New York which was terminated on September 30, 2003. As of March 30, 2009, the common stock of CDRB was quoted on the Pink Sheets operated by Pink OTC Markets, Inc. (Pink Sheets), it had four market makers, and it was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CHUR, CIK No. 721233, is a delinquent Colorado corporation located in Lewiston, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CHUR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1996, which reported a net loss of $3,405,284 for the prior nine months. On November 27, 1996, CHUR filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of New York, which was converted to a Chapter 11 petition on August 2, 2000, and was still pending as of March 31, 2009. As of March 30, 2009, the common stock of CHUR was quoted on the Pink Sheets, it had six market makers, it was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), and it had an average daily trading volume of 21,289 shares for the prior six months.

Global Intellicom, Inc. (GBITQ), CIK No. 946355, is a defaulted Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GBITQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998. On September 24, 1999, GBITQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of New York which was terminated on May 2, 2005. As of March 30, 2009, the common stock of GBITQ was quoted on the Pink Sheets, it had five market makers, it was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), and it had an average daily trading volume of 523 shares for the prior six months.

Tenney Engineering, Inc. (TNNYB), CIK No. 97184, is a revoked New Jersey corporation located in Union, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TNNYB is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1998. On August 25, 1998, TNNYB filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey, which was converted to a Chapter 7 proceeding on May 31, 2000, and terminated on August 16, 2005. As of March 30, 2009, the common stock of TNNYB was quoted on the Pink Sheets, it had four market makers, it was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), and it had an average daily trading volume of three shares for the prior six months.

The Score Board, Inc. (BSBLQ), CIK No. 813013, is a New Jersey corporation located in Cherry Hill, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BSBLQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997, which reported a net loss of $1,646,000 for the prior nine months. On March 18, 1998, BSBLQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey which was terminated on August 21, 2003. As of March 30, 2009, the common stock of BSBLQ was traded on the over-the-counter markets and had an average daily trading volume of 170 shares for the prior six months.

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act Rules. By the actions described above, all remaining Respondents have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 that require an issuer with securities registered pursuant to Exchange Act Section 12(g) to file annual reports and domestic issuers to file quarterly reports with the Commission.

Order

Accordingly, pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of registered securities of Childrobics, Inc., Churchill Technology, Inc., Global Intellicom, Inc., Tenney Engineering, Inc., and The Score Board, Inc., is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge